Exhibit (a)(12)
August 30, 2010
Dear PotashCorp Customer,
As a valued customer of PotashCorp, I want to take this opportunity to share some thoughts regarding recent developments related to our Company. With significant focus in the media on the future of PotashCorp — particularly in light of the recent offer made by BHP Billiton to acquire the Company — it is important for you to understand that all of us at PotashCorp remain keenly focused on ensuring that you continue to receive the high-quality products and customer service you have come to expect from us.
As you know, BHP Billiton has offered to acquire PotashCorp for US$130 per share in cash. Our Board of Directors thoroughly reviewed the formal offer documents and concluded that the offer is wholly inadequate and is not in the best interests of the Company, its shareholders or other stakeholders.
Now, as part of its hostile takeover effort, we recently learned that Chris Ryder, Director of Potash Marketing for BHP Billiton, has begun to cold call many of you. Since the purpose of BHP Billiton’s call clearly was not to solicit your potash order from BHP Billiton’s Jansen project — a multi-year greenfield project which BHP is not even proposing to take to its own Board of Directors for approval until 2011 — we consider this contact to be inappropriate and highly unethical. We can only assume that BHP Billiton’s purpose is to sow seeds of doubt and confusion about the future of PotashCorp by raising questions about our ability to do business across the nutrient spectrum as well as the future location and makeup of our sales organization.
While we are disappointed that BHP Billiton would attempt to undermine our efforts to serve you, you should know that we remain 100% committed to being your partner and your go-to source for your fertilizer needs. Delivering on our commitment to you has always been, and continues to be, our top priority.
At this important time in our industry when market demand has fueled the need to plant more acres and achieve high yields in order to compensate for the losses of production in other parts of the world and meet the ever increasing global demand for grain, we have an important job to do — communicate with you, understand your needs, and deliver the products you require. Please do not hesitate to contact me or your PotashCorp representative at any time. We are always here for you.
Thank you for your dedication to PotashCorp and for your continued support.
Yours sincerely,
/s/  Stephen Dowdle

Important Information
This letter is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC, because they contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 – 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.